SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on December 20, 2013

1. Date, Time and Place: On December 20, 2013, at 11 a.m., by conference call, as expressly authorized by Article 21, 2nd paragraph of Company’s Bylaws.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided to:

4.1. Extraordinary Balance Sheet. Determine, as set forth in Article 46 of Company’s Bylaws, the draw-up of balance sheet on December 3, 2013.

4.2. Distribution of Interest on Capital. Approve the distribution of interest on capital, on the account of profits of the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deduced from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation Nº 207/96, in the amount of R$130,192,095.57, corresponding to R$0,309274477 per share, considering the current amount of outstanding shares, observed the following:

(i)        Negotiation of shares: the interest on capital shall be paid according to the shareholder basis of December 27, 2013. The shares traded on BM&FBOVESPA and NYSE will be negotiated ex-interest on capital as of December 30, 2013, included;

(ii)       Income tax: this payment is subject to the withholding of income tax, according to the current law, respected the legal exceptions, which shall make proof of this condition until December 27, 2013;

(iii)      Proof of immunity or exception: the shareholders immune or exempt of income tax shall, in accordance to the fiscal law, present proof of such immunity or exemption until December 27, 2013, in the Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor, Pinheiros, ZIP CODE 05425-070, to the Department of Investor Relations;

(iv)      Date of payment: the interest of capital shall be paid until February 18, 2014, with no monetary adjustments; and

(v)       Procedure of payment: Shareholders having a credit option registered with Itaú Unibanco S.A., Financial Institution Depositary of the Company’s shares, will have their interest on capital automatically credited on the date of payment. Shareholders having no credit option registered with Itaú Unibanco S.A. shall, as of the date hereof, look for an agency of Itaú Unibanco S.A. to update their record, which is a requirement for the receipt of interest on capital on the date established by the Board of Directors, which shall occur within at least three business days from the date the record was updated. Interest on capital owed to the participant shareholders of the fiduciary custody services of BM&FBovespa shall be credited pursuant to the data records kept by such institution, on the date established by the Board of Directors

5. CLOSING: With no further matters to be discussed, these minutes were read, approved and executed by all present members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer